Exhibit 99.1

PRESS RELEASE
Cascades inc.	Phone: 819-363-5100
404 Blvd Marie-Victorin	Fax: 819-363-5155
P.O. Box 30	www.cascades.com
Kingsey Falls
(Québec) Canada
J0A 1B0

Cascades Tissue Group Acquires the Assets of

Newstech

Kingsey Falls (Québec), September 1, 2006 — Cascades Tissue Group announces that it has acquired the assets of Newstech MD, LP located in Hagerstown, Maryland.  The deinking mill was built in 1995 and has not been operational since the spring of 1997.  It is equipped with two lines of deinking pulp and has a total production capacity of 400 tonnes per day.

In commenting on this acquisition, Suzanne Blanchet, President and Chief Executive Officer of Cascades Tissue Group, stated: “This transaction enables us to acquire excellent production equipment at a very attractive price. Over the next few months, we will use them either to improve our production of deinking pulp or in the production of tissue paper.”

Founded in 1964, Cascades produces, transforms and markets packaging products, tissue paper and fine papers, composed mainly of recycled fibres. Cascades employs nearly 14 300 men and women who work in some 120 modern and flexible production units located in North America, in Europe and in Asia. Cascades’ management philosophy, its more than 40 years of experience in recycling, its continued efforts in research and development are strengths which enable the company to create new products for its customers. The Cascades shares trade on the Toronto stock exchange under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings.

For further information:

Media:
Mr. Hubert Bolduc
Vice-President, communications and public affairs
(819) 363-5100
(514) 282-2600

Investors:
Mr. Marc Jasmin, C.M.A.
Director, Investor Relations
(514) 282-2681